January 6, 2006

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:       SEC Comment Letter dated December 23, 2005
Carter’s, Inc.
Form 10-K for Fiscal Year Ended January 1, 2005, filed March 16, 2005
Forms 10-Q for Fiscal Quarters Ended April 2, 2005, July 2, 2005, and
October 1, 2005
File No. 1-31829

Ladies and Gentlemen:

On behalf of Carter’s, Inc. (the “Company”), please find the Company’s response to the comment letter to Michael D. Casey of the Company, dated December 23, 2005, from the staff of the Commission.

For reference purposes, the staff’s comments are reproduced in bold in this letter, and the Company’s corresponding responses are shown below each comment.

Form 10-K for Fiscal Year Ended January 1, 2005

Item 6. Selected Financial Data, page 14

Notes to Selected Financial Data, page 16

1.              Your reconciliation of EBITDA to net income suggests that you consider EBITDA to be a performance measure.  If so, please refer to Question 15 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” which requires the application of Question 8 if EBITDA is used as a performance measure.  Please note that pursuant to Question 8, you must justify the usefulness of any performance measure that excludes recurring items.  As such, we believe you should include a discussion that comprehensively addresses each of the 5 bullet points in Question 8 in crafting a revised disclosure.  Alternatively, if you consider EBITDA to be a measure of liquidity, please revise to reconcile EBITDA to operating cash flows.  In either case, disclose how management uses the non-GAAP measure and why it is meaningful to readers.

RESPONSE TO COMMENT 1

In future filings, we will eliminate any references to EBITDA.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

2.              Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods in total and by segment, please quantify the extent to which each change contributed to the overall change in that line item.  For example, with respect to the increase in net sales from fiscal 2003 to fiscal 2004, you should quantify the extent to which your focus on high-quality essential products, retail store growth, productivity improvements in retail stores, and a full year of revenue from the Child of Mine brand each contributed to the overall change.  Please also disclose the extent to which increases in revenues are attributable to price and/or volume increases.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE TO COMMENT 2

In future filings, we will quantify, to the extent practicable, each significant change that contributed to a material change in a financial statement line item between periods.  In future filings, we will disclose the extent to which increases in revenues are attributable to price and/or volume increases.

3.              Please disclose how you determine the stores that are included in arriving at your comparable store sales from period to period.  Please also disclose how you treat relocated stores or expansions in the square footage of stores in these computations, as well as stores that were closed during the period.

RESPONSE TO COMMENT 3

In future filings, we will include disclosure substantially as follows:

“Comparable store sales” is a term we use to compare the year-over-year sales performance of our stores.  A store is included in the comparable store sales base after it has been in operation for 13 full months.  If a store relocates within the same center with no business interruption or material change in square footage, sales for such store will continue to be included in the comparable store calculation. If a store relocates to another center or there is a material change in square footage, such store is treated as a new store.  Stores that are closed are included in the comparable store sales calculation up to the date of closing.

Note 2. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 42

4.              You disclose that you classify certain co-operative advertising payments as a component of selling, general, and administrative expenses when you are able to determine the fair value of such payments.  Please tell us in detail how these advertising payments meet the conditions in Issue 1 of EITF 01-9 to be classified as an expense.  In particular, tell us how you were able to conclude that you receive an identifiable benefit in exchange for the cooperative advertising payment that is sufficiently separable from the recipient’s purchase of your products.  For example, tell us whether your customers are required to provide documentation as to how they use the advertising payment.  Also tell us and disclose in future filings how you classify co-operative advertising payments that are in excess of the fair value of the benefits received.  Refer to examples 2-5 in Appendix A of EITF 01-9.

RESPONSE TO COMMENT 4

With our key wholesale accounts, advertising allowances are determined separately from product pricing.  Our wholesale customers are required to provide us with copies of all advertisements, dates, and details of circulation in order to support such allowances granted.  In accordance with EITF 01-09 par. 9 (a), we believe these advertising expenditures are clearly separable from the purchase of our products.  In order to validate and determine the appropriate fair value of such advertising expenditures, we have contracted with a third party agency that specializes in determining the fair value of such advertisements.  In accordance with EITF 01-09 par. 9 (b), based on the information we receive, we believe that we have the ability to reasonably determine the fair value of the identifiable advertising benefits we receive from our wholesale accounts.  Amounts paid in excess of the identifiable benefits we receive are treated as a reduction of revenue in accordance with EITF 01-09 par. 9 (b).  We will revise future filings to clearly indicate that amounts paid in excess of the identifiable benefits we receive are treated as a reduction of revenue.

Earnings Per Share, page 45

5.              You disclose on page 12 that you paid a cash dividend of approximately $24.9 million to the common stockholders of record as of July 30, 2003 and a special bonus of approximately $2.5 million to your vested option holders.  As a portion of your total distribution was paid to vested option holders, please tell us whether your vested options are participating securities as defined in paragraph 60.a of SFAS 128 and why or why not.  Also tell us how you considered vested options that participate in dividends with common shareholders in calculating basic earnings per share.  Refer to paragraphs 60 and 61 of SFAS 128, as applicable.

RESPONSE TO COMMENT 5

The options to purchase our common stock are not participating securities as defined in par. 60.a of SFAS 128 as they do not have any contractual rights to participate in dividends or dividend equivalents.  The special bonus paid to vested options holders of record as of July 30, 2003 was awarded at the discretion of our Board of Directors and was charged to expense during the period.

Note 5. Long Term Debt, page 47

Senior Credit Facility, page 48

6.              Please remove your presentation of Adjusted EBITDA, as this represents a non-GAAP measure.  Non-GAAP measures may not be presented on the face of the financial statements or in the accompanying notes.  Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

RESPONSE TO COMMENT 6

The disclosure of Adjusted EBITDA on page 43 under our Senior Credit Facility disclosure (Note 5) was included to provide the reader with additional information relating to our most restrictive debt covenants.  We will revise this disclosure in future filings to disclose our compliance with such covenants and will exclude any references to EBITDA.

Note 12. Valuation and Qualifying Accounts, page 61

7.              Please revise to include your allowance for sale returns in your table of valuation and qualifying accounts.  Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

RESPONSE TO COMMENT 7

In future filings, we will include the Company’s allowance for sales returns in the table of valuation and qualifying accounts.

The Company acknowledges that it is responsible for the adequacy and accuracy of its disclosure in this filing, that comments from the staff of the Commission and changes to our disclosure in response to such comments do not foreclose the Commission from taking any action with respect to this filing, and that the Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the staff’s comments.  It would be greatly appreciated if you could advise me ((404) 745-2957) or Michael D. Casey ((404) 745-2802) if the foregoing responses are not acceptable or if any additional comments or questions relating to these specific comments will be forthcoming.

If you should have any questions about this letter or require any further information, please call me.

Very truly yours,

/s/ BRENDAN M. GIBBONS

Brendan M. Gibbons

cc:                   Mr. Michael D. Casey
Executive Vice President
and Chief Financial Officer